08027641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8-66302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Main Street, Suite 100
(No. and Street)

Madison	New Jersey	07940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Masucci — (973) 889-1973 ext. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	New Jersey	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Samuel Masucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Financial, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEW JERSEY
MANUEL F. DE LEON, JR.
MY COMMISSION EXPIRES
DECEMBER 6, 2011

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macro Financial, LLC
Table of Contents
December 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Board of Managers,
Macro Financial, LLC:

We have audited the accompanying statement of financial condition of Macro Financial, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macro Financial, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 and other information, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 14, 2008

Macro Financial, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	12,389
Accrued interest receivable		2,038
Marketable securities		119,795
Prepaid expenses		18,519
	$	152,741

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	5,550
Member's equity		
Member contributions		264,068
Accumulated deficit		(116,877)
Total member's equity		147,191
	$	152,741

The Notes to financial statements are an integral part of this statement.

Macro Financial, LLC
Statement of Operations
Year Ended December 31, 2007

Revenue		
Interest income	$	6,769
Expenses		
Dues and subscriptions		14,055
Registration and filing fees		8,650
Professional fees		6,750
Licenses and permits		4,521
Insurance		1,243
Bank charges		304
		35,523
Operating loss		(28,754)
Other income and expense		
Other income		35,000
Loss on sale of investments		(59)
Unrealized loss on investments		(205)
Net income	$	5,982

The Notes to financial statements are an integral part of this statement.

Macro Financial, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2007

	Member Contributions	Accumulated Deficit	Total
Balance at January 1, 2007	$ 249,068	$ (122,859)	$ 126,209
Net income	--	5,982	5,982
Member contributions	50,000	--	50,000
Member distributions	(35,000)	--	(35,000)
Balance at December 31, 2007	$ 264,068	$ (116,877)	$ 147,191

The Notes to financial statements are an integral part of this statement.

Macro Financial, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 5,982
Adjustments to reconcile net income to net cash used by operating activities	
Unrealized loss on investments	205
Realized loss on investments	59
Changes in assets and liabilities	
Accrued interest receivable	(1,091)
Prepaid expenses	(18,190)
Accounts payable	(200)
Net cash used by operating activities	(13,235)
Cash flows from investing activities	
Purchases of marketable securities	(262,165)
Proceeds from sale of marketable securities	239,958
Net cash used by investing activities	(22,207)
Cash flows from financing activities	
Member contributions	50,000
Member distributions	(35,000)
Net cash provided by financing activities	15,000
Net change in cash and cash equivalents	(20,442)
Cash and cash equivalents	
Beginning of year	32,831
End of year	$ 12,389

The Notes to financial statements are an integral part of this statement.

1. Nature of Operations

Macro Financial, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2003 and received FINRA approval and registered with the SEC as a broker-dealer in June 2004. The Company is a full service broker-dealer per the management agreement with FINRA. The Company is a single member LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction. The Company did not have any placement fee revenue during 2007.

Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts as of December 31, 2007.

Marketable Securities

Marketable securities are stated at market value, with any unrealized gains and losses included in the statement of operations. Securities held at December 31, 2007 represent certificates of deposit with maturities greater than 90 days whose acquisition cost approximates market value. Realized gains or losses on securities sold are based on the specific identification method.

Income Taxes

The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of MacroMarkets, LLC.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2007, the Company had net capital as defined of $126,237 which exceeded the required net capital by $26,237. At December 31, 2007, the Company's aggregate indebtedness to net capital ratio was 0.044 to 1.

4. Related Party Transactions

The Company is owned by MacroMarkets, LLC ("MM"), with which the Company has entered into a management agreement dated March 12, 2004. Per the agreement, MM will assume and pay all expenses related to the day-to-day operations of the Company.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Managers,
Macro Financial, LLC:

In planning and performing our audit of the financial statements of Macro Financial, LLC, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Macro Financial, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Williams Smith + Brown, PC

February 14, 2008

Macro Financial, LLC
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
Year Ended December 31, 2007

Net capital	
Total member's equity	$ 147,191
Deductions and/or charges	
Nonallowable assets	
Accrued interest receivable	(2,038)
Prepaid expenses	(18,519)
Net capital before haircuts on securities	126,634
Haircuts on securities	
Other securities	(397)
Net capital	$ 126,237
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 5,550
Total aggregate indebtedness	$ 5,550
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i) (6-2/3 percent of aggregate indebtness)	$ 370
Minimum net capital under rule 15c3-1(a)(2)(iii)	$ 100,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i)]	$ 100,000
Excess net capital at 1,000 percent	$ 125,682
Ratio: aggregate indebtedness to net capital	0.044 to 1

Macro Financial, LLC
Other Information
December 31, 2007

1. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provision of paragraph k(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The name of the clearing firm is Duncan-Williams, Inc.

2. Information relating to the possession or control requirements under SEC rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

3. Reconciliation pursuant to SEC Rule 17a-5(d)(4)

There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no differences between the net capital per the unaudited form X-17A-5 and the amount computed pursuant to net capital under Rule 15c-3-1 on the previous page.

See Independent Auditors' Report.

END